April 14, 2025

Via Edgar Transmission

Attn: Scott Anderegg and Donald Field

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Fast Track Group (the “Company”) Request for Withdrawal of Registration Statement on Form F-1 File No. 333-281969

Dear Mr. Anderegg/ Mr. Field:

Pursuant to Rule 477 under the Securities Act, the Company hereby requests that the Commission consent to the withdrawal of the above-referenced registration statement on Form F-1 originally filed on September 6, 2024, including all exhibits filed therein with all amendments thereto (the “F-1 Registration Statement”), be withdrawn, effective as of the date hereof.

The Company has determined not to proceed at this time with the proposed offering and sale of the securities proposed to be covered by the F-1 Registration Statement. The F-1 Registration Statement was declared effective on November 29, 2024 and April 10, 2025. The Registrant confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein. The Company is withdrawing the F-1 Registration Statement on grounds that the withdrawal of the F-1 Registration Statement is consistent with the public interest and protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

* * *

Please contact the Lawrence S. Venick of Loeb & Loeb LLP, Counsel to the Company, at (852) 3923-1188 if you have any questions regarding this request for withdrawal.

Sincerely,

/s/ Lim Sin Foo, Harris
Lim Sin Foo, Harris
Chief Executive Officer and Director